FEDERAL INSURANCE COMPANY
Endorsement No.:	10
Bond Number:	82179312

NAME OF ASSURED: ZIEGLER LOTSOFF CAPITAL MANAGEMENT LLC INVESTMENT TRUST

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 2 & 3 in their entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on February 1, 2012.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 22, 2012
ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	11
Bond Number:	82179312

NAME OF ASSURED: ZIEGLER LOTSOFF CAPITAL MANAGEMENT LLC INVESTMENT TRUST

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Ziegler Lotsoff Capital Management, LLC
Ziegler Lotsoff Capital Management Investment Trust
Ziegler Lotsoff Capital Management L/S Credit Fund

This Endorsement applies to loss discovered after 12:01 a.m. on February 1, 2012.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 22, 2012
ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

FEDERAL INSURANCE COMPANY
Endorsement No.	12
Bond Number:	82179312

NAME OF ASSURED: ZIEGLER LOTSOFF CAPITAL MANAGEMENT LLC INVESTMENT TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$425,000	$50,000
2.	On Premises	$425,000	$50,000
3.	In Transit	$425,000	$50,000
4.	Forgery or Alteration	$425,000	$50,000
5.	Extended Forgery	$425,000	$50,000
6.	Counterfeit Money	$425,000	$50,000
7.	Threats to Person	$425,000	$50,000
8.	Computer System	$425,000	$50,000
9.	Voice Initiated Funds Transfer Instruction	$425,000	$50,000
10.	Uncollectible Items of Deposit	$425,000	$50,000
11.	Audit Expense	$425,000	$50,000
12.	Automated Telephone Transaction	$425,000	$50,000
13.	Telefacsimile Instruction Fraud	$425,000	$50,000
14.	Unauthorized Signature	$425,000	$50,000
15.	Claims Expense	$100,000	$25,000

This Endorsement applies to loss discovered after 12:01 a.m. on February 1, 2012.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 22, 2012